This is a confidential draft submission to the U.S. Securities and Exchange Commission on June 12, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cheer Holding, Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7374	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Jiuxianqiao, Chaoyang District, Beijing China 100016

+86 -10-87700500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global, Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John P. Yung Esq. Dale Bergman Esq. Lewis Brisbois Bisgaard & Smith LLP 45 Fremont Street, Suite 3000 San Francisco, CA 94105 Tel: (415) 362-2580	[UW Counsel]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 12, 2025

Preliminary Prospectus

Up to 6,666,667 Units, with Each Unit Consisting of:

One Class A Ordinary Share (or One Pre-Funded Warrant to Purchase One Class A Ordinary Share in Lieu Thereof)

One Series A Warrant to Purchase One Class A Ordinary Share

One Series B Warrant to Purchase One Class A Ordinary Share (which contains a zero exercise price option)

Up to 53,333,334 Class A Ordinary Shares Underlying the Pre-Funded Warrants, Series A Warrants and the Series B Warrants

CHEER HOLDING INC.

Cheer Holding, Inc., a Cayman Islands exempted company (“the Company,” “Cheer Holdings,” “ we” or “us”) is offering on a best-efforts basis up to 6,666,667 units (the “Units”), with each Unit consisting of one class A ordinary share, par value $0.001 per share (each, a “Class A Share”), or, in lieu thereof, a pre-funded warrant to purchase one Class A Share (each, a “Pre-Funded Warrant”); one series A warrant to purchase one Class A Share (each, a “Series A Warrant”); and one series B warrant to purchase one Class A Share (each, a “Series B Warrant”, and, together with the Series A Warrants, the “Warrants”). We are offering the Units at the assumed public offering price of $1.50 per Unit (the “Offering”). We are also registering up to 53,333,334 Class A Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants. Each of the Series A Warrants and the Series B Warrants will have an exercise price of $[____] per Class A Share and will be exercisable beginning on the date of the issuance date and ending on the two-and-a-half-year anniversary of the issuance date.

The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Shares, or the Pre-Funded Warrants in lieu thereof, can each be purchased in this Offering only with the accompanying the Series A Warrants and the Series B Warrants as part of the Units, but the component parts of the Units will be immediately separable and issued separately in this Offering.

We are also offering to each purchaser that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of our outstanding Class A Shares immediately following the consummation of this Offering, the opportunity to purchase a Pre-Funded Warrants each in lieu of one Class A Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Share. The purchase price of each Pre-Funded Warrant will be equal to the price per share minus $0.001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Class A Shares we are offering will be decreased on a one-for-one basis.

If and only if at the time of any exercise of the Series A Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Shares underlying the Series A Warrants to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of Class A Shares determined according to the formula set forth in the Series A Warrants. Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Class A Shares issuable upon cashless exercise of the Series A Warrants is [●].

If and only if at the time of any exercise of the Series B Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Shares underlying the Series B Warrants to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of Class A Shares determined according to the formula set forth in the Series B Warrants. Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Class A Shares issuable upon cashless exercise of the Series B Warrants is [●]. A holder of the Series B Warrants may also effect a “zero exercise price option” at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of the Series B Warrants, has the right to receive the number of Class A Shares as set forth in the applicable Series B Warrant, which exceeds the number of Class A Shares issuable upon a cash or cashless exercise. We do not expect to receive any proceeds from exercises under the zero exercise price option, as it is highly unlikely that a holder would choose to exercise the Series B Warrants through cash payment or cashless exercise instead. The maximum number of Class A Shares issuable under all Series B Warrants (including through the zero exercise price option) shall not exceed 40,000,000. As such, holders of the Series B Warrants may elect to be issued up to 40,000,000 Class A Shares pursuant to that option, allocated pro rata among the investors based on the number of Units purchased by each investor in this offering.

Our Class A Shares are listed on The Nasdaq Capital Market under the symbol “CHR.” The last reported sale price of our Class A Shares on The Nasdaq Capital Market on [__], 2025 was $[____] per Class A Share. There is no established public trading market for the Pre-Funded Warrants, the Series A Warrants or the Series B Warrants, and we do not intend to list the Pre-Funded Warrants, the Series A Warrants or the Series B Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants will be limited. We are also registering Class A Shares issuable upon exercise of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants.

We have engaged Univest Securities, LLC to act as our exclusive placement agent in connection with this Offering (the “placement agent”). The placement agent has agreed to use its best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the placement agent the placement agent fees as set forth herein, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this Offering. We will bear all costs associated with the offering. See “Plan of Distribution” on page 47 of this prospectus for more information regarding these arrangements.

We will have one closing for all the securities purchased in this Offering. The Offering will terminate upon the completion of a single closing, which is expected to occur on or about [●], 2025. The public offering price per Unit (consisting of one Class A Share (or a Pre-Funded Warrant in lieu thereof), one Series A Warrant and one Series B Warrants) will be fixed for the duration of this Offering.

We may sell fewer than all securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this Offering will not receive a refund if we do not sell all of the securities offered hereby. We have not established an escrow account in conjunction with this Offering. Because there is no escrow account and no minimum number of securities or amount of proceeds, investors could be in a position where they have invested in us, but we have not raised sufficient proceeds in this Offering to adequately fund the intended uses of the proceeds as described in this prospectus. Also, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” and “Item 3. Key Information—D. Risk Factors” in the annual report for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025 (“2024 Annual Report”), which is incorporated in this prospectus by reference.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus and “Item 3. Key Information—D. Risk Factors” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

We have two classes of ordinary shares issued and outstanding, Class A Shares and class B ordinary shares, par value $0.001 (each, a “Class B Share”). Each Class A Share shall entitle the holder thereof to one (1) vote. And each Class B Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at our general shareholder meetings. The Class B Shares will vote together with the Class A Shares. The holders of Class B Shares shall not be entitled to receive dividends of any kind or be entitled to any liquidation preference, and shall only be entitled to repayment of capital upon winding up. The Class B Shares shall not be subject to conversion into Class A Shares or other equity authorized to be issued by the Company. The Class A Shares is redeemable at the election of the holder at a redemption price of $0.001 per share. See “Description of Share Capital” on page 28 for further details on our capital stock.

On May 12, 2025, at the annual general shareholder meeting of the Company, the shareholders approved to increase the number of authorized Class A Shares from 200,000,000 to 500,000,000; and approved to authorize the board of directors to implement a share consolidation for the Class A Shares, at such times as it deems appropriate, and in its sole discretion, to select a ratio of 1-for-10, 1-for-25 or 1-for-50 (“Proposed Stock Split”). As of the date of this prospectus, we have not implemented the Proposed Stock-Split.

Our chairman, chief executive officer, president and Chief Financial Officer, Mr. Bing Zhang, beneficially owns 1,971,287 Class A Shares and all 500,000 shares of Class B Shares. Mr. Zhang is expected to control approximately [___]% of the voting power of our outstanding voting securities after the consummation of this Offering, assuming the maximum number of Class A Shares offered hereby are sold (assuming no sale of Pre-Funded Warrants, and excluding the exercise of the Series A Warrants and Series B Warrants). Approximately, [___]% of Mr. Zhang’s voting power stems from his holdings of the Class B Shares. As a result, we will be a “controlled company” within the meaning of the listing rules of the Nasdaq Capital Market.

As long as Mr. Bing Zhang holds more than 50% of the Company’s voting power, he will exercise control over the management and affairs of the company and matters requiring stockholder approval, including the election of the Company’s directors. Mr. Zhang, who after this public offering will control more than 50% of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. For so long as we remain a “controlled company” under Nasdaq Marketplace Rule 5615(c), we are permitted to elect, and intend, to rely on certain exemptions from corporate governance rules of the Nasdaq Capital Market, including:

●	An exemption from the rule that a majority of our board of directors must be independent directors;

●	An exemption from the rules that our compensation committee and nominating committee be composed entirely of independent directors;

●	An exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our director nominees must be selected or recommended solely by a majority of independent directors or nominations committee comprising solely of independent directors.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Unless specifically described otherwise, as used in this prospectus and in the context of describing our consolidated financial information, the terms “the Company,” “CHEER Holdings,” “we” and “us,” refer to Cheer Holding, Inc., a Cayman Islands holding company, and its subsidiaries, including the VIE operating companies..

CHEER Holdings is not a Chinese operating company but an offshore holding company incorporated in Cayman Islands. As a holding company with no material operations of our own, CHEER Holdings conducts all of its operations through its subsidiaries and VIEs, Horgos and Xing Cui Can in China, and this corporate structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors – Risks Relating to Doing Business in China” in our 2024 Annual Report, which is incorporated by reference into this prospectus.

Neither we nor our subsidiaries own any share in Horgos or Xing Cui Can. Instead, our WFOE entered into a series of VIE Contracts with (i) Horgos and Horgos’s shareholders, and (ii) Xing Cui Can and Xin Cui Can’s shareholders, which allows the WFOE to receive substantially all of the economic benefits from Horgos and Xing Cui Can; and certain exclusive option agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in Horgos and Xing Cui Can when and to the extent permitted by PRC laws. Through the VIE Contracts, we are regarded as the primary beneficiary of Horgos and Xing Cui Can for accounting purpose, and, therefore, we are able to consolidate the financial results of Horgos and Xing Chui Can in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure”  in our 2024 Annual Report, which is incorporated by reference into this prospectus. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these VIE Contracts may still be less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. Because we do not directly hold equity interests in Horgos and Xing Cui Can, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Contracts. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of our Class A Shares may depreciate significantly or become worthless. See “Item 3. Key Information—D. Risk Factors–Risks Related to our Corporate Structure” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of our subsidiaries and VIEs, significant depreciation of the value of our Class A Shares, or a complete hindrance of our ability to offer our securities to investors. In recent years, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our Class A Shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this prospectus, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Pursuant to the Data Security Management Regulations promulgated by the State Council on September 24, 2024, which became effective on January 1, 2025, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. Our VIEs and their subsidiaries may be subject to network data security review by the CAC if our VIEs or their subsidiaries are recognized as network data processors which conduct data processing activities that affect or may affect national security. As of the date of this prospectus, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this prospectus, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, how future official guidance and related implementation rules will carry out those requirements remains to be observed, and there is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on a U.S. exchange.

On February 17, 2023, the China Securities Regulatory Commission, or the “CSRC,” issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event.

As advised by our PRC legal counsel, we are currently not required to obtain permission or approval from any of the PRC authorities including CSRC or CAC to continue our listing on an U.S. exchange. However, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC under the New Administrative Rules Regarding Overseas Listings. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors – Risks relating to doing business in China” in the 2024 Annual Report, which is incorporated in this prospectus by reference. Further, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with oversea offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Since those rules and regulations are recently issued, the interpretation and enforcement thereof are subject to future interpretations and actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. If we are wrong with regards to our interpretation of the PRC laws and regulations, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to offer our Class A Shares to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. See “Item 3. Key Information—D. Risk Factors – Risks relating to doing business in China” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

CHEER Holdings is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong, a Special Administrative Region of the PRC, to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits after drawing common reserves, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Contracts. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Contracts in the foreseeable future. As of the date of this prospectus, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Contracts. see “Item 4. Information on the Company—C. Organizational Structure”  in our 2024 Annual Report, which is incorporated by reference into this prospectus.

On December 16, 2021, Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCAA”). The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it “was able to secure complete access to inspect and investigate audit firms in PRC for the first time in history, in 2022. Therefore, on December 15, 2022, the PCAOB Board voted to vacate previous determinations to the contrary.” Notwithstanding the foregoing, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

On December 13, 2024 we dismissed Assentsure PAC (“Assentsure”) and engaged Enrome LLP (“Enrome”) as our independent auditors. The audit reports included in our annual report on Form 20-F for the years ended December 31, 2023 and 2022 was issued by Assentsure, and by Enrome for the year ended December 31, 2024 both of which are Singapore-based accounting firms registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Enrome in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our Class A Shares may be delisted.

We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may add, update, or change information contained in this prospectus. You should read carefully this prospectus, the applicable prospectus supplement, and any related free writing prospectus, as well as the documents incorporated or deemed to be incorporated by reference, before you invest in any of our securities.

Investing in our securities involves a high degree of risks. See “Item 3. Key Information—D. Risk Factors” in the 2024 Annual Report, which is incorporated in this prospectus by reference and “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share and Accompanying Series A Warrant and Series B Warrant	Per Pre-Funded Warrant and Accompanying Series A Warrant and Series B Warrant	Total (assuming maximum offering)
Public offering price	$		$
Placement agent commissions (1)	$		$
Proceeds, before expenses, to us (2) (3)	$		$

(1)	We have agreed to pay the placement agent a cash fee equal to 7% of the gross proceeds raised in this Offering together with a 1% non-accountable expense allowance. We have also agreed to reimburse the placement agent for certain of its offering-related expenses, including reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $150,000. For more information about the compensation to be received by the placement agent, see “Plan of Distribution.”
(2)	Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this Offering, the actual public offering amount, placement agent fees and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. For more information, see “Plan of Distribution.”
(3)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Series A Warrants or the Series B Warrants.

The delivery to purchasers of securities in this Offering is expected to be made on or about                  , 2025, subject to satisfaction of certain customary closing conditions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Placement Agent

UNIVEST SECURITIES, LLC

The Date of this prospectus is [●], 2025.

You should rely only on the information contained in this prospectus and in any free writing prospectus filed by us with the SEC. Neither we, nor the placement agent, have authorized anyone to provide you with different or additional information or to make representations other than those contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

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INTRODUCTION

Definitions

Unless specifically described otherwise, as used in this prospectus and in the context of describing our consolidated financial information, the terms “the Company,” “CHEER Holdings,” “we” and “us,” refer to Cheer Holding, Inc., a Cayman Islands holding company, and its consolidated subsidiaries, including the VIE operating companies.

Unless otherwise stated in this prospectus, references to:

●	“the Company,” “CHEER Holdings,” “we” and “us,”“ means the combined business of CHEER Holdings and the CHEER Group;

●	“Memorandum and Articles of Association” means CHEER Holdings Third Amended and Restated Memorandum and Articles of Association, as further amended and in effect on the date hereof;

●	“Business Combination” means the acquisition of Glory Star by TKK pursuant to the terms of the Share Exchange Agreement;

●	“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised), as amended;

●	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

●	“CHEER Holdings” means Cheer Holding, Inc., a Cayman Islands exempted company;

●	“CHEER Group” means CHEER Holdings and Glory Star, together with our consolidated subsidiaries and VIEs;

●	“Class A Shares” means CHEER Holdings Class A ordinary shares of a par value of US$0.001 each;

●	“Class B Shares” means CHEER Holdings Class B ordinary shares of a par value of US$0.001 each;

●	“Glory Star” means Glory Star New Media Group Limited, a Cayman Islands exempted company

●	“Horgos” means Horgos Glory Star Media Co., Ltd., a limited liability company incorporated in the PRC;

●	“IPO” means TKK’s initial public offering of Units at $10.00 per Unit which closed in August 2018;

●	“Nasdaq” means the Nasdaq Capital Market;

●	“Ordinary Shares” as of the date of this prospectus means CHEER Holdings’ Class A and Class B Shares, and prior to September 4, 2024 (the date of effectiveness of the Third Amended and Restated Memorandum and Articles of Association of CHEER Holdings), CHEER Holdings’ ordinary shares of a par value of US$0.001;

●	“PRC” or “China” means the People’s Republic of China;

●	“Purchaser Representative” means TKK Symphony Sponsor 1, a Cayman Islands exempted company, as representative of the Purchaser;

●	“RMB” refers to Renminbi, the lawful currency of China;

●	“SEC” means the United States Securities and Exchange Commission;

●	“Securities Act” means the United States Securities Act of 1933, as amended;

●	“Seller Representative” means Bing Zhang, as representative of the Sellers;

●	“Sellers” means the shareholders of Glory Star;

●	“Share Exchange Agreement” means the Share Exchange Agreement, dated as of September 6, 2019, as may be amended from time to time, by and among TKK, Glory Star, WFOE, Xing Cui Can, Horgos, each of the Sellers, the Purchaser Representative, and the Seller Representative.

●	“Sponsor” means TKK Symphony Sponsor 1, a Cayman Islands exempted company;

●	“TKK” means our predecessor TKK Symphony Acquisition Corporation;

●	“VIE Contracts” means certain documents executed by the VIEs, the WFOE, the shareholders of the VIEs and certain other parties thereto as necessary to implement certain contractual arrangements in the PRC, which allow the WFOE to (i) direct the activities of the VIEs and their subsidiaries that most significantly affect the VIEs’ economic performance, (ii) receive substantially all of the economic benefit of the VIEs and their subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law;

●	“TKK Units” means the units issued in TKK’s IPO; each TKK Unit comprised of one ordinary share, one warrant and one right (whether they were purchased in the IPO or thereafter in the open market);

●	“U.S. GAAP” means United States Generally Accepted Accounting Principles consistently applied.

●	“VIEs” means Xing Cui Can and Horgos, our variable interest entities;

●	“WFOE” means Glory Star New Media (Beijing) Technology Co., Ltd., a wholly foreign-owned enterprise limited liability company and indirectly wholly-owned by CHEER Holdings; and

●	“Xing Cui Can” means Xing Cui Can International Media (Beijing) Co., Ltd., a limited liability company incorporated in the PRC.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Information Related to, or Based on, the Number of Outstanding Ordinary Shares

The information contained in this prospectus reflect (1) the consolidation of our issued and outstanding Ordinary Shares on the basis of one post-consolidation Ordinary Share for each 10 pre-consolidation ordinary shares issued and outstanding which took effect on November 24, 2023 (the “Share Consolidation”), (2) the adoption of a dual-class share structure, which became effective on September 4, 2024, upon the amendment and restatement of our Second Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association which effected the increase of our authorized share capital (the “Charter Amendment”), and (3) the further increase in authorized share capital to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of US$0.0001 par value each, effected through an amendment resolution to the Third Amended and Restated Memorandum and Articles of Association..

To the extent that such information relates to historical financial information about the number of ordinary shares outstanding or underlying outstanding convertible instruments such as options or warrants, per share prices or other information pertaining to, or based on, the number of outstanding ordinary shares for periods preceding the effective date of the Share Consolidation and Charter Amendment, such information is presented giving effect to the Share Consolidation and Charter Amendment.

Our Holding Company Structure

CHEER Holdings is not a Chinese operating company but an offshore holding company incorporated in Cayman Islands. As a holding company with no material operations of our own, CHEER Holdings conducts all of its operations through its subsidiaries and VIEs, Horgos and Xing Cui Can in China, and this corporate structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors – Risks Relating to Doing Business in China” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

Neither we nor our subsidiaries own any share in Horgos or Xing Cui Can. Instead, our WFOE entered into a series of VIE Contracts with (i) Horgos and Horgos’s shareholders, and (ii) Xing Cui Can and Xin Cui Can’s shareholders, which allows the WFOE to receive substantially all of the economic benefits from Horgos and Xing Cui Can; and certain exclusive option agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in Horgos and Xing Cui Can when and to the extent permitted by PRC laws. Through the VIE Contracts, we are regarded as the primary beneficiary of Horgos and Xing Cui Can for accounting purpose, and, therefore, we are able to consolidate the financial results of Horgos and Xing Chui Can in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” in our 2024 Annual Report, which is incorporated by reference into this prospectus. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these VIE Contracts may still be less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. Because we do not directly hold equity interests in Horgos and Xing Cui Can, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Contracts. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of our Class A Shares may depreciate significantly or become worthless. See “Item 3. Key Information—D. Risk Factors–Risks Related to our Corporate Structure” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries and VIEs, significant depreciation of the value of our Class A Shares, or a complete hindrance of our ability to offer our securities to investors. In recent years, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As advised by our PRC legal counsel, Jingtian & Gongcheng, and based on its understanding of the Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020, our VIEs and their subsidiaries are currently not required to apply for a cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under Article 7 of the measures, pursuant to which online platform operators possessing personal information of more than 1 million users which intend to go public abroad shall apply to the CAC for a cybersecurity review, because we listed our Class A Shares on the Nasdaq before the effective date of the measures on February 15, 2022. Under the Measures for Cybersecurity Review (2021), our VIEs and their subsidiaries could be subject to cybersecurity review with the CAC if it is determined that our VIEs or their subsidiaries constitute critical information infrastructure operators and intend to procure a network product or service that affects or could affect national security. Further, as the measures are newly revised and there remains uncertainty as to the interpretation and implementation thereof, we are uncertain whether our VIEs or their subsidiaries would be subject to a cybersecurity review when we offer or list new shares or carry out other financing activities in the capital market. As of the date of this prospectus, our VIEs and their subsidiaries have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Pursuant to the Data Security Management Regulations promulgated by the State Council on September 24, 2024, which became effective on January 1, 2025, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. Our VIEs and their subsidiaries may be subject to network data security review by the CAC if our VIEs or their subsidiaries are recognized as network data processors which conduct data processing activities that affect or may affect national security. As of the date of this prospectus, we, our subsidiaries, and our VIEs and their subsidiaries, have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. According to our PRC legal counsel, as of the date of this prospectus, there are currently no explicit laws or regulations in the PRC that prohibit us, with our WFOE, VIEs and their subsidiaries from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, how future official guidance and related implementation rules will carry out those requirements remains to be observed, and there is no assurance that relevant PRC authorities will reach the same conclusion as our PRC legal counsel. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue our listing on a U.S. exchange.

On February 17, 2023, the China Securities Regulatory Commission, or the “CSRC,” issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event.

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As advised by our PRC legal counsel, we are currently not required to obtain permission or approval from any of the PRC authorities including CSRC or CAC to continue our listing on an U.S. exchange. However, if we seek any future offerings on Nasdaq Stock Market or seek issuance and listing on other overseas markets or if any major events occur, as stipulated in the New Administrative Rules Regarding Overseas Listings, we will be required to report to the CSRC under the New Administrative Rules Regarding Overseas Listings. There is no assurance that we will be able to get the clearance of filing or report procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors – Risks relating to doing business in China” in the 2024 Annual Report, which is incorporated in this prospectus by reference. Further, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with oversea offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Since those rules and regulations are recently issued, the interpretation and enforcement thereof are subject to future interpretations and actions of the PRC authorities. In addition, we cannot assure you that relevant PRC government agencies would reach the same conclusion as we do or as advised by our PRC legal counsel. If we are wrong with regards to our interpretation of the PRC laws and regulations, or if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals to offer our Class A Shares to foreign investors, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. See “Item 3. Key Information—D. Risk Factors – Risks relating to doing business in China” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

CHEER Holdings is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong, a Special Administrative Region of the PRC, to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits after drawing common reserves, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Contracts. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Contracts in the foreseeable future. As of the date of this prospectus, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Contracts. See “Item 4. Information on the Company—C. Organizational Structure” in our 2024 Annual Report, which is incorporated by reference into this prospectus.

The Holding Foreign Companies Accountable Act

On December 16, 2021, Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCAA”). The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it “was able to secure complete access to inspect and investigate audit firms in PRC for the first time in history, in 2022. Therefore, on December 15, 2022, the PCAOB Board voted to vacate previous determinations to the contrary.” Notwithstanding the foregoing, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

On December 13, 2024 we dismissed Assentsure PAC (“Assentsure”) and engaged Enrome LLP (“Enrome”) as our independent auditors. The audit reports included in our annual report on Form 20-F for the years ended December 31, 2023 and 2022 was issued by Assentsure, and by Enrome for the year ended December 31, 2024 both of which are Singapore-based accounting firms registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Enrome in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If we do not engage change to an auditor that is subject to regular inspection by the PCAOB, our Class A Shares may be delisted.

Market and Industry Data

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus, and the other documents referred to in this prospectus before making an investment in our Class A Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find More Information” in this prospectus.

Our Business

Overview

 We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Our main productions include short videos, online variety shows, dramas, live streams, and the CHEERS series. Since launching the CHEERS App in 2018, we have become a major content-driven e-commerce platform in China, focusing on original lifestyle content to monetize our advertising and e-commerce platform. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

In addition, as part of our long term retail strategy, we plan to continue leveraging our CHEERS ecosystem, blockchain technologies and strategic collaborations with various partners on AR and VR technologies, to develop a metaverse platform that features a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and NFT. As a pioneer, our strategy has always been committed to advanced technology, innovation and digital disruption in the media and entertainment industry.

In July 2023, we launched CHEERS Telepathy, a groundbreaking AI content creation platform that incorporates multimodal functions. Powered by the Company’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity. In September 2023, we unveiled an upgrade on CHEERS Telepathy that further enhance digital content production and interaction, which became available following regulatory approval. CHEERS Telepathy has now emerged as a comprehensive, end-to-end AI application tool for integrated marketing of creative content.

We believe that our strategic integration of cutting-edge AI technologies positions our company as a leader in redefining content creation, digital ecosystems, and next-generation human-AI interaction. We are committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Recent Business Developments

We leverage AI technology to enhance content creation, digital ecosystems, and human-AI interaction, driving long-term growth through innovative products and services.

In February 2024, we launched the Year of the Dragon Edition of CHEERS Telepathy. This major upgrade included substantial advancements in model architecture, computing power, and content creation capabilities, including painting, text-to-image, image-to-image, commercial scenarios, dialogue, and long-form text generation.

In June 2024, we released CHEERS Telepathy 2.0. This version featured more advanced and complicated algorithms and models, more powerful application capacity, and more comprehensive AI interaction functionalities to improve user experience, as well as a richer, more diverse and authentic generation effect. As of September 2024, CHEERS Telepathy supports users in 12 countries and regions.

In December 2024, we released CHEERS Telepathy 2.5. This upgrade provided further technical and application advancements, integrating innovative AI tools for content creators.

In December 2023, our Beijing subsidiary was recognized as a National High-Tech Enterprise. In April 2024, our Beijing subsidiary was recognized as Specialized and Innovative Enterprise. The Company’s consecutive recognition as both National High-Tech Enterprise and Specialized and Innovative Enterprise specializing in advanced technologies underscores its leadership in technological innovation, robust market competitiveness, and dominant position within the media technology sector. These accolades highlight the Company’s ability to deliver cutting-edge, unique products through specialized expertise.

Key Metrics

We monitor the following key metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends affecting our business, and make strategic decisions:

●	CHEERS App Downloads. We define this metric as the total number of downloads of CHEERS App as of the end of the period. The number of downloads demonstrates whether we are successful in our marketing efforts in user acquisition. We view the number of downloads at the end of a given period as a key indicator of increased traffic to our apps in terms of attractiveness and usability. The table below sets forth the number of downloads of CHEERS App as of the end of the period indicated:

	December 31,
	2023	2024
	(in Millions)
App Downloads
CHEERS Video	410	436
CHEERS e-Mall	53.5	60.7
CHEERS Telepathy	1.3	12.1
CheerReal	9.2	14.5
Total	474	523.3

●	Monthly Active Users (MAU). We define monthly active users, or MAU, as a user who has logged in or accessed our CHEERS App, whether on a mobile phone or tablet. We calculate MAU using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets monthly targets and monitors the MAU to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. The table below sets forth the MAU on our CHEERS App as of the end of the period indicated:

	December 31,
	2023	2024
	(in Millions)
MAU
CHEERS Video	50.1	52.3
CHEERS e-Mall	6.5	6.9
CHEERS Telepathy	0.3	2.5
CheerReal	1.3	1.4
Total	58.2	63.1

●	Repurchase Rate (RPR) on CHEERS e-Mall. We track RPR to analyze the effectiveness of our marketing as well as customers retention, which is vital to our e-Mall. RPR is calculated as the percentage of our customers who have placed more than one order within a certain period of time. For the 360 days period during the commercial year of 2024, our CHEERS e-Mall RPR was 39.7%.

●	Daily Time Spent (DTS) on CHEERS Video. We measure DTS as an additional metric to evaluate the attractiveness of our video content and stickiness of users. The average DTS using our CHEERS video during the commercial year of 2024 was approximately 60 minutes.

●	Average Monthly Visits on CHEERS Telepathy were approximately 3.4 million during the commercial year of 2024.

●	Digital Art Collections listed on CheerReal platform were 25,856 units during the commercial year of 2024.

Our Vision

Our vision is to become a world leading mobile media and entertainment company dedicated to providing people pursuing a better life with an integrative platform of featuring e-commerce and high quality lifestyle entertainment.

Our Company

We are a Cayman Islands exempted company structured as a holding company and conduct our operations in China through our PRC subsidiaries and VIEs. Through our Hong Kong subsidiary Glory Star HK, we own a direct equity interest in WFOE, our wholly-owned PRC subsidiary. WFOE has entered into a series of contractual arrangements with (i) Xing Cui Can and our shareholders, and (ii) Horgos and our shareholders, which provide us the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance, and to receive substantially all the economic benefit of the VIEs. Any failure by the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, and any failure by us to maintain control over the VIEs and direct their business activities would result in our inability to continue to consolidate our VIEs’ financial results of operations in our financial results of operations and would have a material adverse effect on our business.

On February 5, 2021, we sold the 51% ownership of Horgos Glary Wisdom Marketing Planning Co., Ltd (“Wisdom”) held by Horgos Glory Star Media Co., Ltd (“Horgos”) to Mr. Feng Zhao, who held 49% ownership of Wisdom. Upon the consummation of the sale of Wisdom, Horgos ceased to hold shares in Wisdom and Wisdom was no longer a majority controlled subsidiary of Horgos.

On March 17, 2023, we wrote off Shenzhen Leshare Investment Co.,Ltd. due to business adjustment.

The following diagram illustrates our corporate structure as of the date of this prospectus. Unless otherwise indicated, equity interests depicted in this diagram are held 100%. The relationships between WFOE and Xing Cui Can, and WFOE and Horgos as illustrated in this diagram are governed by the VIE Contracts and do not constitute equity ownership.

Cheer Holding, Inc.
(Cayman Islands)
Glory Star New Media Group Limited
(Cayman Islands)
Glory Star New Media Group HK Limited
(Hong Kong)
Outside China
Inside China
Glory Star New Media
(Beijinq) Technology Co., Ltd.
Xing Cui Can International Media
(Beijinq) Co., Ltd. (1)
Horgos Glory Star Media Co., Ltd.
Glory Star (Horgos) Media Technology
Co., Ltd
Glory Star Media
(Beijing) Co., Ltd. (2)
Leshare Star
(Beijing) Technology Co., Ltd. (3)
Horgos Glary Prosperity
Culture Co., Ltd (4)
Horgos Glary Prosperity Culture Co., Ltd.
Beijing Branch
Equity interest
Contractual arrangements
(1) Holding company. No operations.
(2) Primarily involved in our online platform and apps as well as production of contents and advertisements.
(3) Primarily responsible for technical support and maintenance of our online platform and apps.
(4) Primarily responsible for back-end services and operations related to our TV contents.

Contractual Arrangements among WFOE, the VIEs and the VIEs Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Glory Star HK is a company registered in Hong Kong. WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIE’s based on the VIE Contracts. As a result of VIE Contracts, Glory Star HK exerts control over WFOE’s consolidated affiliated entities in the PRC and consolidates their operating results in our financial statements under U.S. GAAP. The following is a summary of the VIE Contracts that provide us provide us the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance, and to receive substantially all the economic benefit of the VIEs from our operations.

Contracts that allow us to direct the activities of the VIEs

Business Cooperation Agreement.  WFOE entered into separate business cooperation agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019, pursuant to which (1) each VIE shall not enter into any transaction which may materially affect such VIE’s assets, obligations, rights and operations without the written consent of WFOE; (2) each VIE and the VIE shareholders agree to accept suggestions by WFOE in respect of the employment and dismissal of such VIE’s employees, daily operations, dividend distribution and financial management of such VIE; and (3) the VIE and the VIE shareholders shall only appoint individuals designated by WFOE as the director, general manager, chief financial officer and other senior management members. In addition, each of the VIE shareholders agree that (i) unless required by WFOE, will not make any decisions or otherwise request the VIE to distribute any profits, funds, assets or property to the VIE shareholders, or (ii) issue any dividends or other distribution with respect to the shares of the VIE held by the VIE shareholders. The term of each business cooperation agreement is perpetual unless terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or our designee).

Exclusive Option Agreement.  WFOE entered into separate exclusive option agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these exclusive option agreements, the VIE shareholders have granted WFOE (or our designee) an option to acquire all or a portion of each of their equity interests in the VIEs at the price equivalent to the lowest price then permitted under PRC law. If the equity interests are transferred in installments, the purchase price for each installment shall be pro rata to the equity interests transferred. WFOE may, at our sole discretion, at any time exercise the option granted by the VIE shareholders. Moreover, WFOE may transfer such option to any third party. The VIE shareholders may not, among other obligations, change or amend the articles of association and bylaws of the VIE, increase or decrease the registered capital of the VIEs, sell, transfer, mortgage or dispose of their equity interest in any way, or incur, inherit, guarantee or assume any debt except for debts incurred in the ordinary course of business unless otherwise expressly agreed to by WFOE, and enter into any material contracts except in the ordinary course of business unless otherwise expressly agreed to by WFOE. The term of each of these exclusive option agreements is 10 years and will be extended automatically for successive 5 year terms except where WFOE provides prior written notice otherwise. The exclusive option agreements may be terminated by WFOE upon thirty (30) days advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or our designee).

Share Pledge Agreement.  WFOE entered into separate share pledge agreements with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to these share pledge agreements, the VIE shareholders have pledged all of their equity interests in the VIEs as priority security interest in favor of WFOE to secure the performance of the VIEs and their shareholders’ performance of their obligations under, where applicable, (i) the Master Exclusive Service Agreement, (ii) the Business Cooperation Agreement, and (iii) the Exclusive Option Agreements (collectively the “Principal Agreements”). WFOE is entitled to exercise our right to dispose of the VIE shareholders’ pledged interests in the equity of the VIE in the event that either the VIE shareholders or the VIE fails to perform their respective obligations under the Principal Agreements. The equity pledge agreements will remain in full force and remain effective until the VIE and the VIE shareholders have satisfied their obligations under the Principal Agreements.

Proxy Agreements and Powers of Attorney. WFOE entered into separate Proxy Agreements and Powers of Attorney with Xing Cui Can and Horgos, and their respective shareholders in September 2019. Pursuant to the proxy agreements and powers of attorney, each VIE shareholder irrevocably nominates and appoints WFOE or any natural person designated by WFOE as our attorney-in-fact to exercise all rights of such VIE equity holder in such VIE, including, but not limited to, (i) execute and deliver any and all written decisions and to sign any minutes of meetings of the board or shareholder of the VIE, (ii) make shareholder’s decisions on any matters of the VIE, including without limitation, the sale, transfer, mortgage, pledge or disposal of any or all of the assets of the VIE, (iii) sell, transfer, pledge or dispose of any or all shares in the VIE, (iv) nominate, appoint, or remove the directors, supervisors and senior management members of the VIE when necessary, (v) oversee the business performance of the VIE, (vi) have full access to the financial information of the VIE, (vii) file any shareholder lawsuits or take other legal action against the VIE’s directors or senior management members, (viii) approve annual budget or declare dividends, (ix) manage and dispose of the assets of the VIE, (x) have the full rights to control and manage the VIE’s finance, accounting and daily operations, (xi) approve filing of any documents with the relevant governmental authorities or regulatory bodies, and (xii) any other rights provided by the VIE’s charters and/or the relevant laws and regulations on the VIE shareholders. The proxy agreements and powers of attorney shall remain in effect during the term of the Exclusive Service Agreements.

Confirmation and Guarantee Letter.  Each of the VIE shareholders signed a confirmation and guarantee letter in September 2019, pursuant to which each VIE equity holder agreed to fully implement the arrangements set forth in the Principal Agreements, Share Pledge Agreement, and the Proxy Agreement and Power of Attorney, and agreed to not carry out any act which may be contrary to the purpose or intent of such agreements.

Spousal Consent.  Each of the VIE shareholders’ spouses, if applicable, signed a spousal consent in September 2019 pursuant to which the spouse of each of the shareholders acknowledges that the equity interests in Horgos and Xing Cui Can held by the spouse will be disposed according to the arrangements set forth in the Principal Agreements, Share Pledge Agreement, and the Proxy Agreement and Power of Attorney and undertakes not to carry out any act with the intent to interfere with the arrangements set forth in aforementioned agreements, and agree to be bound by the aforementioned agreements if they receive any equity interests in Horgos and Xing Cui Can.

Contracts that enable us to receive substantially all of the economic benefit from the VIEs

Master Exclusive Service Agreements.  WFOE entered into separate Exclusive Service Agreements with Xing Cui Can and Horgos in September 2019, pursuant to which WFOE provides exclusive technology support and services, staff training and consultation services, public relation services, market development, planning and consultation services, human resource management services, licensing of intellectual property, and other services as determined by the parties. In exchange, the VIEs pay service fees to WFOE equal to the pre-tax profits of the VIEs less (i) accumulated losses of the VIEs and their subsidiaries in the previous financial year, (ii) operating costs, expenses, and taxes, and (iii) reasonable operating profits under applicable PRC tax law and practices. During the term of these agreements, WFOE has the right to adjust the amount and time of payment of the service fees at our sole discretion without the consent of the VIEs. WFOE (or our service provider) will own any intellectual property arising from the performance of these agreements. The term of each of these Exclusive Service Agreements is perpetual unless terminated by WFOE upon thirty (30) days’ advance notice, or upon the transfer of all shares of the respective VIEs to WFOE (or our designee) 10 years under the Option Agreement.

Transfers of Cash to and from Our VIEs

CHEER Holdings is a holding company with no operations of its own. We conduct our operations in China primarily through our VIEs and their subsidiaries in China. We may rely on dividends and distributions to be paid by our VIEs to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

CHEER Holdings (and Glory Star) is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Cayman Islands, Hong Kong and PRC through loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. Glory Star HK is also permitted under the laws of Hong Kong to provide funding to Glory Star through dividend distribution without restrictions on the amount of the funds.

Glory Star has transferred cash of approximately $10.0 million from the net proceeds from our underwritten public offering that we completed in February 2021, where an aggregate of 3,810,976 of our Class A Shares, together with warrants to purchase 3,810,976 of our Class A Shares, were offered and sold at a public offering price of $3.28 per share and associated warrant (the “Public Offering”) to the WFOE in the form of capital contributions. No cash has been transferred from the WFOE to the VIES, and the VIEs has not distributed any earnings or settled any amounts owed under the VIE Agreements.  If we, our subsidiaries and our VIEs plan to transfer more cash in the future, we expect such transfer to be through cash deposit or wire transfer.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Islands Companies Act, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Glory Star to Glory Star HK or from Glory Star HK to Glory Star. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

Current PRC regulations permit WFOE to pay dividends to our Hong Kong subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. WFOE could further set aside a portion of its after-tax profits to fund a discretionary reserve, although the amount to be set aside, if any, is determined at the discretion of its shareholder. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if WFOE incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Contracts, we may be unable to pay dividends on our Class A Shares.

Cash dividends, if any, on our Class A Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Xing Cui Can and/or Horgos to WFOE, pursuant to VIE Contracts between them, and the distribution of such payments to Glory Star HK as dividends from WFOE. Certain payments from Xing Cui Can and/or Horgos to WFOE are subject to PRC taxes, including enterprise income taxes, VAT and certain other taxes, as the case maybe. As of the date of this filing, our PRC subsidiary has not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Glory Star HK. As of the date of this filing, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Glory Star HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Glory Star HK.

Corporate Information

Our principal executive offices are located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, Our telephone number at this address is + 86-10-87700500. We maintain a website at http://gsmg.co. However, information contained in, or that can be accessed through our website or any other website cited in this prospectus is not part of this prospectus.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

As of the date of this prospectus, Happy Starlight Limited, which is controlled by Mr. Bing Zhang, our chairman, chief executive officer, president and chief financial officer, beneficially owns 1,895,287 of our Class A Shares. In addition, Mr. Zhang also directly owns 76,000 of our Class A Shares, and 500,000 of our Class B Shares; therefore, Mr. Zhang may be deemed to beneficially own 1,971,281 Class A Shares and 500,000 Class B Shares. Upon completion of this Offering, our chairperson, chief executive officer, president, and chief financial officer, Mr. Zhang Bin, will control approximately [___]% of the aggregate voting power of our outstanding voting securities (assuming no exercise of the Series A Warrant and Series B Warrants and no sale of Pre-Funded Warrants). Approximately [___]% of Mr. Zhang’s voting power stems from his holdings of the Class B Shares. As a result, we will be deemed a “controlled company” within the meaning of the Nasdaq Marketplace Rule 5615(c). As a controlled company, we are permitted to elect, and intend to, rely on certain exemptions from corporate governance rules of the Nasdaq Capital Market, including:

●	An exemption from the rule that a majority of our board of directors must be independent directors;

●	An exemption from the rules that our compensation committee and nominating committee be composed entirely of independent directors;

●	An exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our director nominees must be selected or recommended solely by a majority of independent directors or nominations committee comprising solely of independent directors.

We have elected to rely on some of the “controlled company” exemptions. Our nominating and corporate governance and compensation committees will not consist entirely of independent directors.

Market and Industry Data

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

THE OFFERING

Issuer	Cheer Holding Inc.

Units Offered by us

Up to 6,666,667 Units, with each Unit consisting of one Class A Share (or, in lieu thereof, a pre-funded warrant to purchase one Class A Share), one Series A Warrant to purchase one Class A Share, and one Series B Warrant to purchase one Class A Share on a “best efforts” basis.

Pre-Funded Warrants offered by us

We are also offering the opportunity to purchase, if the purchaser so chooses and in lieu of Class A Shares, up to 6,666,667 Pre-Funded Warrants to purchasers whose purchase of shares in this Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class A Shares immediately following the consummation of this Offering. Each Pre-Funded Warrant is exercisable for one Class A Share. The purchase price of each Pre-Funded Warrant is equal to the price per Class A Share being sold to the public in this Offering, minus $0.001, and the exercise price of each Pre-Funded Warrant is $0.001 per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell, the number of Class A Shares we are offering will be decreased on a one-for-one basis.

Warrants Offered by us	6,666,667 Series A Warrants to purchase up to 6,666,667 Class A Shares (the “Series A Warrants”) and 6,666,667 Series B warrants to purchase up to 6,666,667 Class A Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”). A holder of the Series B Warrants may also effect the “zero exercise price option” at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of the Series B Warrants has the right to receive the number of Class A Shares as set forth in the applicable Series B Warrant, which exceeds such number of Class A Shares that is issuable upon cash exercise or cashless exercise. The Series A Warrants and the Series B Warrants will expire on the two and one-half year anniversary of the Initial Exercise Date. Each Class A Share (or Pre-Funded Warrant in lieu thereof) is being sold together with a Series A Warrant and a Series B Warrant. The Class A Shares Share (or Pre-Funded Warrant in lieu thereof) and Warrants are immediately separable and will be issued separately in this Offering but must be purchased together in this Offering as Units.

Terms of the Series A Warrants

Each Series A Warrant will have an exercise price of $[_____] per Class A Share (assuming the offering price is $[____] per Unit) and will be exercisable beginning on [_______________________] (the “Initial Exercise Date”). The Series A Warrants will expire on the five-year anniversary of the Initial Exercise Date. The exercise price and number of Class A Shares issuable upon exercise of the Series A Warrants will be subject to a reset provision described below.

The exercise price of the Series A Warrants and the number of Class A Shares issuable upon exercise of the Series A Warrants will be also be subject to adjustment in the event of stock splits, stock dividends and other recapitalization events. In addition, with certain exceptions, the Series A Warrants will provide for an adjustment to the exercise price and number of Class A Shares underlying the Series A Warrants upon our issuance of our Class A Shares or Class A Share equivalents at a price per Class A Share that is less than the exercise price of the Series A Warrants.

Terms of the Series B Warrants

Each Series B Warrant will have an exercise price of $[_____] per Class A Share (assuming the offering price is $[____] per Unit) and will be exercisable beginning on the Initial Exercise Date. The Series B Warrants will expire on the two and one-half-year anniversary of the Initial Exercise Date. The exercise price and number of Class A Shares issuable upon exercise of the Series B Warrants will be subject to a reset provision described below.

The exercise price of the Series B Warrants and the number of Class A Shares issuable upon exercise of the Series A Warrants will be also be subject to adjustment in the event of stock splits, stock dividends and other recapitalization events.

Under the zero exercise price option of the Series B Warrants, the holder of one (1) Series B Warrant, has the right to receive [●] Class A Shares.

Warrant Exercise Price Reset Provision	The Series A Warrants and Series B Warrants will contain a reset of the exercise price to a price equal to the lesser of (i) the then exercise price and [(ii) lowest volume weighted average price (“VWAP”) per Class A Share during the period commencing five trading days immediately preceding and the five trading days commencing on the date we effect a reverse stock split of our Class A Shares in the future with a proportionate adjustment to the number of shares underlying the Series A Warrants and Series B Warrants, among other adjustments.

Class A Shares outstanding prior to this Offering	[_____________] Class A Shares.

Class A Shares outstanding after this Offering(1)	___________ Class A Shares, assuming all 6,666,667 Units (no sale of Pre-Funded Warrant) offered hereby are sold and none of the Warrants are exercised. To the extent Pre-Funded Warrants are sold, the number of Class A Shares sold in this Offering will be reduced on a one-for-one basis.

Use of Proceeds

Assuming all 6,666,667 Units (or Pre-Funded Warrant in lieu thereof) offered hereby are sold and none of the Warrants are exercised, we expect that the net proceeds therefrom will be approximately $[__________], net of placement agent fees and other offering expenses.

We intend to use the net proceeds from the sale of the securities offered by this prospectus for general working capital purposes and other general corporate purposes, including sales and marketing expenses for user acquisition, and other working capital and general corporate purposes.

Listing	Our Class A Shares are listed on The Nasdaq Capital Market under the symbol “CHR”. We do not intend to list the Pre-Funded Warrants, Series A or Series B Warrants offered hereunder on any stock exchange. There are no established public trading markets for the Pre-Funded Warrants, Series A or Series B Warrants, and we do not expect such markets to develop. Without an active trading market, the liquidity of the Pre-Funded Warrants, Series A or Series B Warrants will be limited.

Assumed Offering Price	$____ per Unit.

Transfer Agent	The transfer agent and registrar for our Class A Shares is Continental Stock Transfer & Trust Company, New York, NY

Risk Factors	See “Risk Factors” at page 12, “Item 3. Key Information—D. Risk Factors” in the 2024 Annual Report, which is incorporated in this prospectus by reference, and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our securities.

(1)	The number of Class A Shares to be outstanding after this Offering is based on [___________] Class A Shares outstanding as of [●], 2025 and excludes as of such date:
●

382,361 Class A Shares issuable upon the exercise of outstanding warrants with an exercise price of $41 per share.

*The share numbers and the exercise price presented herein reflect the effect of the Share Consolidation and the Charter Amendment.

● 650,000 Class A Shares revered and issuable under the Cheer Holding, Inc. 2024 Equity Incentive Plan.
(2)	Assuming no sale of any Pre-Funded Warrants and none of the Series A Warrants and the Series B Warrants issued in this Offering are exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive income data and cash flow data for the years ended December 31, 2024 and 2023 and summary consolidated balance sheets data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations and Comprehensive income

	For the Years Ended December 31,
	2024	2023
Revenues	$147,196	$152,327
Total operating expenses	$(121,604)	$(123,042)
Income from operations	$25,592	$29,285
Income before income tax	$25,934	$30,589
Income tax benefit (expense)	$34	$(61)
Net income	$25,968	$30,528

Summary Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
Total current assets	$305,568	$306,874
Total assets	$346,591	$327,632
Total current liabilities	$39,901	$46,217
Total liabilities	$41,521	$47,625
Total Cheer Holding, Inc. Shareholders’ equity	$304,993	$279,929
Total equity	$305,070	$280,007
Total liabilities and equity	$346,591	$327,632

Summary Consolidated Statements of Cash Flow

	For the Years Ended December 31,
	2024	2023
Net cash provided by operating activities	$22,875	$42,174
Net cash used in investing activities	$(24,862)	$(3)
Net cash provided by financing activities	$10,551	$82,021
Effect of exchange rate changes	$(5,429)	$(149)
Net increase (decrease) in cash and cash equivalents	$3,135	$124,043
Cash, cash equivalents and restricted cash, at beginning of year	$194,525	$70,482

RISK FACTORS

An investment in our Class A Shares and the accompanying Warrants involves a high degree of risk. Before deciding whether to invest in our Class A Shares and the accompanying Warrants, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the prospectus as referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Shares and the accompanying Warrants if you can bear the risk of loss of your entire investment.

For our risk factors, please refer to “Item 3. Key Information—D. Risk Factors” in the 2024 Annual Report, which is incorporated in this prospectus by reference. In addition to those risk factors, there may be additional risks and uncertainties of which our management is unaware or deems immaterial. Our business, financial condition, or results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Additionally, we are also subject to the following risk factors.

Risks Relating to this Offering

There is no public market for the Warrants or Pre-Funded Warrants.

The Pre-Funded Warrants and the Warrants accompanying the Class A Shares offered in this Offering are not and will not be listed on any securities exchange. Also, we do not intend to apply to have the Pre-Funded Warrants and Warrants listed on any securities exchange. Consequently, there is no public trading market for the Pre-Funded Warrants and Warrants, and we do not expect a market to develop. Accordingly, investors may find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Pre-Funded Warrants and the Warrants. This lack of a trading market could result in investors being unable to liquidate their investment in the Pre-Funded Warrants and the Warrants or to sell them at a price that reflects their value. The absence of a public market for the Pre-Funded Warrants and the Warrants could also reduce the liquidity and market price of our common stock to which these warrants are exercisable. Investors should be prepared to bear the risk of investment in the Pre-Funded Warrants and the Warrants indefinitely.

If the Series B Warrants are exercised by way of the zero exercise price option, investors may suffer substantial dilution.

Under the zero exercise price option, the holder of the Series B Warrants, has the right to receive the number of Class A Shares as set forth in the applicable Series B Warrant, which exceeds the number of Class A Shares issuable upon a cash or cashless exercise. We do not expect to receive any proceeds from exercises under the zero exercise price option, as it is highly unlikely that a holder would choose to exercise the Series B Warrants through cash payment or cashless exercise instead. The maximum number of Class A Shares issuable under all Series B Warrants (including through the zero exercise price option) shall not exceed 40,000,000, allocated pro rata among the investors based on the number of Units purchased by each investor in this offering. As such, all holders of the Series B Warrants may elect to be issued up to 40,000,000 Class A Shares pursuant to that option. Such issuance will result in substantial dilution to shareholders.

This is a best efforts offering, no minimum number or dollar amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this Offering. Because there is no minimum offering amount required as a condition to the closing of this Offering, the actual offering amount, placement agent’s fees, and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this Offering will not receive a refund in the event that we do not sell a number of securities sufficient to fund our business plan. Thus, we may not raise the amount of capital we believe is required for our operations in the short term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

You may experience future dilution as a result of future equity offerings or acquisitions.

In order to raise additional capital, we may in the future offer additional Class A Shares or other securities convertible into or exchangeable for our Class A Shares at prices that may not be the same as the price per share in this Offering. We may sell shares or other securities in any future offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Class A Shares, or securities convertible or exchangeable into our Class A Shares, in future transactions or acquisitions may be higher or lower than the price per share paid by investors in this Offering.

Our management will have broad discretion over the use of the net proceeds from this offering.

This offering grants our management broad discretion in the application of the net proceeds. There are no contractual restrictions on how the management can allocate the net proceeds from this Offering, which may be used at their discretion for general corporate purposes, including but not limited to, working capital, operational expenses, and expansion of our business. While management intends to use the net proceeds in a manner that furthers our business objectives and maximizes the value for our investors, investors will have limited visibility into the specific uses of the net proceeds. This wide-ranging discretion allows management to allocate funds to areas that investors might not deem a priority or in their best interest. Consequently, the success of the investment is substantially dependent on the judgment of our management with regard to the application of the net proceeds. Investors should be aware that the broad discretion in the use of proceeds increases the risk of their investment, as it may reduce the ability to assess the viability and potential return of the investment. See “Use of Proceeds.”

FINRA sales practice requirements may limit a shareholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under prior suitability rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and, for retail customers, determine that the investment is in the customer’s “best interest,” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our Class A Shares, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our Class A Shares, reducing a shareholder’s ability to resell Class A Shares.

An investment in our securities is speculative, and there can be no assurance of any return on any such investment.

Investors are cautioned that an investment in the securities offered hereby is highly speculative and involves a significant degree of risk. The success of our business and the ability to achieve our business goals and objectives, as outlined in this prospectus, are subject to numerous uncertainties, contingencies and risks. As such, there is no assurance that investors will realize a return on their investment or that they will not lose their entire investment. Potential investors should carefully consider whether such a speculative investment is suitable for their financial situation and investment objectives before purchasing securities.

We may use the proceeds of this offering in ways with which you may not agree.

Our management will have considerable discretion in deciding how to apply the proceeds of this offering. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of our Class A Shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The terms of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants may be adjusted.

The terms of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants, including the exercise price and the number of Class A Shares issuable upon exercise, may be adjusted in certain circumstances, including in the event of share dividends, share splits, and similar transactions. While adjustments are generally intended to prevent dilution for holders of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants, there is no assurance that such adjustments will fully protect the value of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants.

Additionally, [we may redeem the Series A Warrants and the Series B Warrants for a nominal price upon 30 days’ prior notice to such holders in certain circumstances.] In the event that the trading price of the Class A Shares is then lower than the applicable exercise price, or if the trading price of the Class A Shares decreases to below the applicable exercise price due to large amounts of investors exercising their the Series A Warrants and the Series B Warrants at such time, or the market’s expectation that such exercises will occur, then the Series A Warrants and the Series B Warrants may be “out-of-the-money” and you may choose not to exercise them prior to redemption by us.

The Pre-Funded Warrants, the Series A Warrants and the Series B Warrants have beneficial ownership limitations.

An investment in the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants involves a significant risk due to the 4.99% (or 9.99% if the investor so elects) beneficial ownership limitation. The terms of the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants prohibit any single holder from exercising the warrants if such exercise would result in the holder beneficially owning more than 4.99% (or 9.99% if the investor so elects) of our outstanding Class A Shares immediately after the exercise, as elected by the holder at the time of issuance of the warrants. This limitation may also hinder the holder’s ability to exercise the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants when it may be most advantageous to do so, which could affect the value of their investment.

We will not receive any meaningful amount of additional funds upon the exercise of the Pre-Funded Warrants.

Each Pre-Funded Warrant will be exercisable and will have no expiration date and by means of payment of the nominal cash purchase price upon exercise. Accordingly, we will not receive any or any meaningful additional funds upon the exercise of the Pre-Funded Warrant.

If the holders of the Series B Warrants elect to exercise such warrants using the zero exercise price option, we may not receive any meaningful amount of additional funds upon the exercise of the Series B Warrant.

The Series B Warrants contain the zero exercise price provision which provides that the holder of the Series B Warrants shall be entitled to receive a number of Class A Shares equal to the formula included in the Series B Warrants at any time while the Series B Warrants are outstanding. The number of Class A Shares issuable thereunder as set forth in the applicable Series B Warrant exceeds the number of Class A Shares issuable upon a cash or cashless exercise. Accordingly, we do not expect to receive any proceeds from exercises under the zero exercise price option, as it is highly unlikely that a holder would choose to exercise the Series B Warrants through cash payment or cashless exercise instead.

If the holders of the Series A Warrants and Series B Warrants elect to exercise such warrants using the cashless exercise option, we may not receive any meaningful amount of additional funds upon the exercise of the Series A Warrants and the Series B Warrant.

The Series A Warrants and the Series B Warrants contain an cashless exercise provision which provides that a holder may effect a “cashless exercise”, if at the time of any exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the warrant shares to the holder. Under the cashless exercise option, the holder of the Series A Warrants and the Series B Warrants shall be entitled to receive a number of Class A Ordinary Shares equal to the formula set forth in the applicable Series A Warrants and the Series B Warrants. Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Class A Shares issuable upon cashless exercise of the Series A Warrants and Series B Warrants is [●]. Accordingly, we will not receive any or any meaningful additional funds upon the cashless exercise of the Series A Warrants and the Series B Warrants.

The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Shares and could materially impair our ability to raise capital through equity offerings in the future. Class A Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

This prospectus and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	future operating or financial results;

●	future payments of dividends, if any, and the availability of cash for payment of dividends, if any;

●	future acquisitions, business strategy and expected capital spending;

●	assumptions regarding interest rates and inflation;

●	ability to attract and retain senior management and other key employees;

●	ability to manage our growth;

●	fluctuations in general economic and business conditions;

●	financial condition and liquidity, including our ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

●	estimated future capital expenditures needed to preserve our capital base;

●	the ability to meet the Nasdaq continuing listing standards, and the potential delisting of our securities from Nasdaq;

●	potential changes in the legislative and regulatory environments;

●	a lower return on investment; and

●	potential volatility in the market price of our securities.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately US$[●] million, or US$[●] million if all the Class A Shares and accompanying Warrants offered hereby are sold, after deducting placement agent fees, the estimated offering expenses payable by us and based upon an assumed initial offering price of US$[●] per Unit consisting of one Class A Share (or a Pre-Funded Warrant in lieu thereof), one Class A Warrant and one Class B Warrants.

We intend to use the net proceeds from this Offering for general working capital purposes and other general corporate purposes, including sales and marketing expenses for user acquisition. In addition, we may use proceeds of this Offering for acquisitions of complementary businesses, technologies, or other assets. We have no current agreements or commitments with respect to any material acquisitions. Although we intend to use the net proceeds of this Offering for the foregoing purposes, the planned expenditures may change significantly and may not be in the order of priority as indicated above. As a result, our management will have broad discretion in the allocation of any net proceeds. Pending use of any net proceeds, we would expect to invest any proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this Offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this Offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this Offering in a manner other than as described in this prospectus.

Pending the use of the net proceeds of this Offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities/short-term, interest-bearing, debt instruments or demand deposits.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of the date of this prospectus, [_______________] of our Class A Shares were issued and outstanding and were held by [_______________] stockholders of record.

Our Class A Shares are listed for trading on The Nasdaq Capital Market under the symbol “CHR.”

The transfer agent for our Class A Shares is Continental Stock Transfer & Trust Company, New York, NY.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not currently anticipate declaring or paying any cash dividends on our Class A Shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions. We may, by an ordinary resolution, declare dividends at a general meeting of shareholders, but no dividend shall exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid.

 For cash transfers between our Company and the VIEs, see “Item 4. Information on the Company—C. Organizational Structure —Transfers of Cash to and from Our VIEs”  in our 2024 Annual Report, which is incorporated by reference into this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of [●] presented on:

●	an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of all the securities by us in this Offering at the public offering price of US$[●] per Unit, after deducting the estimated placement agent fees and expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of [●], 2025
SHAREHOLDERS’ EQUITY (DEFICIT)	Actual		As adjusted
Class A Ordinary Shares, US$0.001 par value, 500,000,000 shares authorized, [●] shares and {_} shares, issued and outstanding actual and as adjusted	$	[●]	$	[●]
Class B Ordinary Shares, US$0.001 par value, 500,000 share authorized, 500,000 shares issued and outstanding, actual and as adjusted
Additional paid in capital		[●]		[●]
Retained Earnings (Accumulated deficit)		[●]		[●]
Accumulated other comprehensive income (loss)		[●]		[●]
Total shareholders’ equity (deficit)		[●]		[●]

DILUTION

If you invest in our Class A Shares and accompanying Warrants in this Offering, your interest will be diluted immediately to the extent of the difference between the public offering price per Unit, you will pay in this Offering and the as adjusted net tangible book value per share of our Class A Shares after giving effect to this Offering. Our historical net tangible book value as of December 31, 2024 was approximately US$[●], or US$[●] per share. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our Class A Shares issued and outstanding on [●], 2025.

After giving effect to the assumed sale of all 6,666,667 Units in this Offering (each Unit consisting of one Class A Share(or, in lieu thereof, a pre-funded warrant to purchase one Class A Share), one Series A Warrant and one Series B Warrant) at an assumed offering price of US$[●] per Unit, and after deducting estimated placement agent fees and other offering expenses payable by us, our net tangible book value as of [●], 2025, would have been approximately US$[●], or US$[●] per share. This represents an immediate increase in as adjusted net tangible book value per share of US$[●] to existing shareholders and immediate decrease of US$[●] per share in as adjusted net tangible book value per share to new investors participating in this Offering. The following table illustrates this per share dilution to investors participating in this Offering:

Assumed public offering price per Unit	US$	[●]
Net tangible book value per Class A Share as of [●]	US$	[●]
Increase per Class A share attributable to payments by new investors	US$	[●]
As adjusted net tangible book value per Class A Share after the Offering	US$	[●]
Dilution per Class A Share attributable to new investors in the Offering	US$	[●]

A US$1.00 increase (decrease) in the assumed public offering price per Unit would increase (decrease) our pro forma net tangible book value per Class A Share after giving effect to this Offering, assuming no change to the maximum number of Class A Shares offered by us as set forth on the cover page of this prospectus, no exercise of the accompanying Warrants and after deducting placement agent fees underwriting and other estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only. Our net tangible book value following the closing of this Offering is subject to adjustment based on the actual public offering price of our Class A Shares and accompanying Warrants and other terms of this Offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws that provide significantly less protection to investors as compared to the securities laws of the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

The majority of our assets, including certain Chinese patents, are located in China. In addition, our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Cayman) LLP, our counsel as to Cayman Islands law, and Jingtian & Gongcheng Law Firm, our counsel as to Chinese law, have respectively advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Furthermore, Maples and Calder (Cayman) LLP and Jingtian & Gongcheng Law Firm have advised us that, as of the date of this prospectus, no treaty or other form of reciprocity exists between the Cayman Islands and China governing the recognition and enforcement of judgments.

Maples and Calder (Cayman) LLP has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States or China, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty, (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, (6) not inconsistent with a Cayman Islands judgement in respect of the same matter and (7) not impeachable on the grounds of fraud. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Jingtian & Gongcheng Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Jingtian & Gongcheng Law Firm has advised us further that under Chinese law, courts in China will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a Chinese court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

CORPORATE HISTORY AND STRUCTURE

We are an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands. For a description of our history, development and structure, please refer to “Item 4. Information on the Company—A. History and Development of the Company” in our 2024 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our business since the filing of our 2024 Annual Report, except as otherwise set forth in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus, as well as “Item 3. Key Information—D. Risk Factors” in the 2024 Annual Report, which is incorporated in this prospectus by reference.

For our management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2024, 2023, please read “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report, which is incorporated by reference into this prospectus.

BUSINESS AND INDUSTRY

For a description of our business and industry, please read “Item 4. Information on the Company—B. Business Overview”, “Item 4. Information on the Company—D. Property, Plants and Equipment,” “Item 8. Financial Information–Legal Proceedings,” “Item 10. Additional Information—B. Memorandum and Articles of Association” “Item 10. Additional Information—C. Material Contracts,” “Item 11. Quantitative And Qualitative Disclosures About Market Risk,” and “Item 16F. Change In Registrant’s Certifying Accountant” in our 2024 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our business since the filing of our 2024 Annual Report, except as otherwise set forth in this prospectus.

REGULATION

For a description of significant rules and regulations that affect our business or our shareholders’ rights to receive dividends and other distributions from us, please read “Item 4. Information on the Company—B. Business Overview—Regulations” in our 2024 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our business since the filing of our 2024 Annual Report, except as otherwise set forth in this prospectus.

MANAGEMENT

For a description of our management, please read “Item 6. Directors, Senior Management and Employees” in our 2024 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our management since the filing of our 2024 Annual Report, except as otherwise set forth in this prospectus.

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

The following table shows the beneficial ownership of the ordinary shares as of the date of this registration statement by:

●	each of our executive officers and directors;

●	all of the executive officers and directors of as a group; and

●	each person known to us who will beneficially own more than 5% of the ordinary shares.

Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus.

●	each of our directors and executive officers who beneficially own our Ordinary Shares;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

We have adopted a dual-class voting structure and our share capital will be divided into Class A Shares and Class B Shares after the completion of this Offering. Each Class A Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is not convertible into Class A Share at any time. Class A Shares are not convertible into Class B Shares under any circumstances.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The calculations in the table below are based on [11,635,568] Class A Shares and 500,000 Class B Shares outstanding as of [●], 2025.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name and Address of Beneficial Owner	Number	%	Number	%	%
Directors and Officers
Bing Zhang(2)	1,971,287	16.9%	500,000	100.0%	84.3%
Jia Lu(3)	655,429	5.6%	-	-	1.1%
Ke Chen	200	*	-	-	*
Zhihong Tan	200	*	-	-	*
Yong Li	200	*	-	-	*
All directors and executive officers as a group (five individuals):	2,627,316	22.6%	500,000	100.0%	85.4%

Happy Starlight Limited(2)	1,895,287	16.3%	-	-	3.1%
Enjoy Starlight Limited(3)	655,412	5.6%	-	-	1.1%
Shah Capital Management(4)	1,614,921	13.9%	-	-	2.6%
Shah Capital Opportunity Fund LP(4)	1,614,921	13.9%	-	-	2.6%
Himanshu H. Shah(4)	1,614,921	13.9%	-	-	2.6%
Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.(5)	2,016,129	17.3%	-	-	3.3%

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Shares and Class B Shares voting together as a single class. Each holder of our Class A Shares is entitled to one vote per share. Each holder of Class B Shares is entitled to 100 votes per share. Our Class A Shares and Class B Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Shares are not convertible.

(1)	Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is our chairman, chief executive officer and interim chief financial officer. Mr. Zhang is also the sole shareholder and director of Happy Starlight Limited.

(3)	Mr. Jia Lu is our director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is also the sole shareholder and director of Enjoy Starlight Limited.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. According to the Form 13G/A jointly filed by Mr. Shah, Shah Capital Opportunity Fund LP and Shah Capital Management (Collectively, “Reporting Persons”) with the SEC on April 21, 2023, the amount of shares the Reporting Person beneficially owned was 1,614,921.00. As such, Mr. Shah has shared voting and dispositive control over such securities and may be deemed the beneficial owner of 1,614,921 shares.

(5)	Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (“ZSDX”) is a corporation with limited liability organized under the laws of the People’s Republic of China. The principal office for ZSDX is located at 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020. According to the Form 13D filed by ZSDX with the SEC on May 19, 2023, the amount of shares ZSDX beneficially owned was 2,016,129.

Related Party Transactions

For our related party transaction during the year ended December 31, 2024, please read “Item 7. Major Shareholders And Related Party Transactions” in our 2024 Annual Report, which both are incorporated by reference into this prospectus.

DESCRIPTION OF SHARE CAPITAL

We were incorporated a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles of Association and the law of the Cayman Islands, including the Cayman Islands Companies Act (As Revised).

Our authorized share capital is US$50,700 divided into 50,000,000 Class A Shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each. As of December 31, 2024, there are 10,285,568 Class A Shares issued and outstanding and 500,000 Class B Shares issued and outstanding. There are no preferred shares issued and outstanding. The following are summaries of material provisions of our Memorandum and Articles of Association which are currently effective and the Cayman Islands Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares and preferred shares.

The following description is a summary and should be read in conjunction with our current Memorandum and Articles of Association, which have been publicly filed with the U.S. Securities and Exchange Commission (“SEC”).

Ordinary Shares

Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our Class A Shares are entitled to such dividends as may be declared by our board of directors. As a matter of Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business. The holder of Class B Shares shall not be entitled to any dividends.

Voting Rights

Except for any vote in relation to variation of class rights, Class A Shares and Class B Shares shall vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Share shall be entitled to one (1) vote on a poll on all matters subject to vote at general meetings of the Company, and each Class B Share shall be entitled to one hundred (100) votes on a poll on all matters subject to vote at general meetings of the Company;

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting, at least five (5) shareholders entitled to vote or any one or more shareholders who together hold not less than 10% of our voting share capital present in person or by proxy.

A quorum required for a meeting of shareholders consists of two (2) shareholders present. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding at the date of deposit of the requisition not less one-third in par value of our voting share capital in issue. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders where a poll is taken requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution where a poll is taken requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all of our shareholders who hold voting shares, as permitted by Cayman Islands law and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required; and

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

If our board of directors refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days as our board of directors may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of our Class A Shares on a pro rata basis, and holders of Class B Shares shall only be entitled to repayment of capital. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Purchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors; provided, however, that Class B Shares may only be redeemed at par value at the option of the holder. We may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Memorandum and Articles of Association. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act (As Revised) no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to our Memorandum and Articles of Association, be varied with the consent in writing of the holders of not less than two thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements and certain other documents that we file with the SEC. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of our control that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition (one-third in par value of the issued voting shares) and convene general meetings of shareholders.

However, as a matter of Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Cayman Islands Companies Act (As Amended) to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall hold an annual general meeting in each calendar year, which shall be convened by the board of directors, but so that the maximum period between such annual general meetings shall not exceed fifteen (15) months. Our board of directors shall give not less than seven clear days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding voting shares representing in aggregate not less than one-third in par value of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not requisitioned by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

●	whether voting rights are attached to the share in issue;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preferred Shares

Our Memorandum and Articles of Association authorizes 2,000,000 preferred shares of which none are issued and outstanding as the date of this prospectus.

The directors may authorize the division of shares into any number of classes and the different classes shall be authorized, established and designated by the directors.

Warrants

On February 22, 2021, the Company entered into an underwriting agreement with Univest Securities, LLC, pursuant to which the Company agreed to issue and sell (i) 381,098 Class A Shares and (ii) warrants to purchase an aggregate of 382,361 Class A Shares in an underwritten public offering. The exercise price of each warrant is $41.00 per share. Each warrant became exercisable immediately upon issuance and will expire five years from the date of issuance. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations, and reclassifications of the Company’s ordinary shares, as provided in the warrant agreement.

*	All share numbers and the exercise price presented herein reflect the effect of the Share Consolidation and Charter Amendment.

Listing

Our Class A Shares is listed on the Nasdaq Capital Market under the symbol “CHR”.

Our Transfer Agent

The transfer agent for our Class A Shares is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the Cayman Islands. The corporate statutes of the State of Delaware and the Cayman Islands are similar, and the flexibility available under Cayman Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

In addition, we are exempt from certain corporate governance requirements of the Nasdaq by virtue of being a foreign private issuer. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including: (i) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq; (ii) have a majority of the board be independent; (iii) have regularly scheduled executive sessions with only independent directors; or (iv) seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or principal shareholders and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by our board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of our company to requisition an extraordinary general meeting of our shareholders, in which case the chairman or the directors shall proceed to convene an extraordinary general meeting of our company. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Sale of assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, generally speaking, shareholder approval is not required for the disposal of assets of an exempted company.

Redemption of shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of our board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our post-offering memorandum and articles of association, we may issue shares on terms that are subject to redemption at our option or at the option of our shareholder on such terms and in such manner as may be determined by our board of directors or by our shareholders as an ordinary resolution. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Compulsory acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Independent directors

There are no provisions under Delaware corporate law or under the Companies Act that require a majority of our directors to be independent.

Cumulative voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association will not provide for cumulative voting.

Removal of directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

Mergers and similar arrangements

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

Conflicts of interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to our director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

Under our post-offering memorandum and articles of association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his interest at a meeting of the directors. Subject to the rules of Nasdaq Capital Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Transactions with interested shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

Cayman Islands law has no comparable provision. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on our directors of the corporation.

Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money laundering — Cayman Islands

Under the Cayman Islands laws, in order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data protection (privacy notice) — Cayman Islands

Under the Cayman Islands laws, the privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto, or the DPA.

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

DESCRIPTION OF SECURITIES OFFERED

Units

We are offering in a best-efforts offering the Units at the assumed public offering price of $[1.50] per Unit. Each Unit consists of one Class A Share (or a Pre-Funded Warrant in lieu thereof), one Series A Warrant and one Series B Warrant. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Shares or the Pre-Funded Warrants in lieu thereof can each be purchased in this Offering only with the accompanying the Series A Warrants and the Series B Warrants as part of the Units, but the component parts of the Units will be immediately separable and issued separately in this Offering.

Class A Ordinary Shares

The material terms and provisions of our Class A Shares and each other class of our securities which qualifies or limits our Class A Shares are described under the caption “Description of Share Capital” in this prospectus.

Pre-Funded Warrants

The Pre-Funded Warrants offered hereby will be issued in the form filed as an exhibit to the registration statement of which this prospectus is a part of and the following summary is not complete and is subject to and qualified in its entirety by the filed exhibit.

Prospective investors should carefully review the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

The term “pre-funded” refers to the fact that the purchase price of our Class A Shares in this Offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.001. The purpose of the Pre-Funded Warrants is to enable prospective investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding Class A Shares following the consummation of this Offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our Class A Shares which would result in such ownership of more than 4.99% (or, upon election of the holder, 9.99%), and have the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price per Class A Shares equal to $0.001. The Pre-Funded Warrants will be immediately exercisable and will expire when exercised in full. The exercise price and number of Class A Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting our Class A Shares.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Class A Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below).

A holder may not exercise any portion of the Pre-Funded Warrant to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Class A Shares immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding Class A Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of Class A Shares determined according to the formula set forth in the Pre-Funded Warrants.

Fundamental Transactions

In the event that (i) we effect a merger or consolidation where another entity or group acquires more than 50% of our voting power of the shares, (ii) we sell or dispose of all or substantially all of our assets, (iii) purchase offer, tender offer or exchange offer are accepted by holders of more than 50% of our voting power of the shares, (iv) we effect any reclassification, reorganization or recapitalization of our Class A Shares or any compulsory share exchange, or (v) we consummate a stock or share purchase agreement or other business combination where another entity or group acquires more than 50% of our voting power (each a “fundamental transaction”), then the holders of the Warrants will be entitled to receive, upon exercise, the same kind and amount of securities, cash or property which shareholders would have received had they exercised immediately prior to such fundamental transaction (the “alternate consideration”). The exercise price will be appropriately adjusted to apply to such alternative consideration. If shareholders are given any choice as to the consideration to be received, holders of the Pre-Funded Warrants will be given the same choice. We will cause any successor entity in a fundamental transaction in which we are not the survivor to assume our obligations under the Pre-Funded Warrants and, at the holder’s option, deliver a security substantially similar to the Pre-Funded Warrants that protects the economic value of the Pre-Funded Warrants.

Fractional Shares

No fractional Class A Shares will be issued upon the exercise of the Pre-Funded Warrants. Rather, at our election, the number of Class A Shares to be issued will be rounded up to the nearest whole number or we will pay a cash adjustment in an amount equal to such fraction multiplied by the exercise price.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrants to us together with the appropriate instruments of transfer.

Trading Market

There is no established public trading market for the Pre-Funded Warrants, and we do not intend to list the Pre-Funded Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Pre-Funded Warrants will be limited. The Class A Shares issuable upon exercise of the Pre-Funded Warrants are currently traded on Nasdaq.

No Rights as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants, the Pre-Funded Warrant does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the Pre-Funded Warrant.

Warrant Certificate

The Pre-Funded Warrants will be issued in certificated form.

Series A Warrants

The Series A Warrants offered hereby will be issued in the form filed as an exhibit to the registration statement of which this prospectus is a part and the following summary is not complete and is subject to and qualified in its entirety by those filed exhibits.

Prospective investors should carefully review the form of Series A Warrant for a complete description of the terms and conditions applicable to the Series A Warrant.

Exercise Price

The exercise price per Class A Share purchasable upon exercise of the Series A Warrant is $[●] per share. The exercise price of the Series A Warrant was determined based on negotiations with the placement agent on behalf of the prospective investors in this Offering. The exercise price and number of Class A Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting our Class A Shares.

Warrant Exercise Price Reset Provision

The Series A Warrants contains a reset of the exercise price to a price equal to the lesser of (i) the then exercise price and [(ii) lowest volume weighted average price (“VWAP”) per Class A Share during the period commencing five trading days immediately preceding and the five trading days commencing on the date we effect a reverse stock split of our Class A Shares in the future with a proportionate adjustment to the number of shares underlying the Series A Warrants and Series B Warrants, among other adjustments.]

Exercisability

Each Series A Warrant is exercisable at the option of the holder at any time on or after the issuance date until the two and one-half year anniversary of the issuance date.

Each Series A Warrant will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full of the exercise price in immediately available funds for the number of shares of our Class A Shares purchased upon such exercise (except in the case of a cashless exercise or alternative cashless exercise as discussed below).

A holder may not exercise any portion of the Series A Warrant to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Class A Shares immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding Class A Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Cashless Exercise

If and only if at the time of any exercise of the Series A Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Shares underlying the Warrants to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of shares of Class A Shares determined according to the formula set forth in the Series A Warrants. Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Class A Shares issuable upon cashless exercise of the Series A Warrants is [●].

Company Redemption Option

The Series A Warrants are redeemable by the Company in certain circumstances. Subject to certain exceptions, if (i) the daily volume weighted average trading price of the Class A Shares of the Company exceeds 250% of the offering price for ten consecutive trading days and (ii) the average daily trading value of the Class A Shares of the Company for such ten-trading day period exceeds $150,000, then we may upon 30 days’ notice call for redemption of all or any portion of the Series A Warrants that have not been exercised for consideration equal to $0.001 per Class A Share.

Fundamental Transactions

In the event of a Fundamental Transaction, then the holders of the Series A Warrants will be entitled to receive, upon exercise, the same kind and amount of securities, cash or property which shareholders would have received had they exercised immediately prior to such transaction. The exercise price will be appropriately adjusted to apply to such alternative consideration. If shareholders are given any choice as to the consideration to be received, holders of the Series A Warrants will be given the same choice. We will cause any successor entity in a fundamental transaction in which we are not the survivor to assume our obligations under the Series A Warrants and, at the holder’s option, deliver a security substantially similar to the Series A Warrants that preserves its economic value. Additionally, at the option of holders of the Series A Warrants, exercisable within 30 days after the fundamental transaction (or announcement date, if later), we or any successor entity shall purchase the unexercised portion of the Series A Warrants for cash equal to its Black Scholes value (as provided in the Series A Warrants). However, if such fundamental transaction is not within our control (including not approved by our Board), holders will only be entitled to receive the same type of consideration that is being offered to shareholders, at the Black Scholes value of the unexercised portion of the Series A Warrants.

Transferability

Subject to applicable laws, a Series A Warrant may be transferred at the option of the holder upon surrender of the Series A Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no established public trading market for the Series A Warrants, and we do not intend to list the Series A Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Series A Warrants will be limited. The Class A Shares issuable upon exercise of the Series A Warrants are currently traded on Nasdaq.

No Rights as a Shareholder

Except as otherwise provided in the Series A Warrant, the Series A Warrant does not entitle its holder to any voting rights, dividends or other rights as a shareholders of the Company prior to the exercise of the Series A Warrant.

Waivers and Adjustments

Subject to certain exceptions, any terms of the Series A Warrants may be amended or waived with our written consent and the written consent of the holder.

Warrant Certificate

The Series A Warrants will be issued in certificated form.

Series B Warrants

The Series B Warrants offered hereby will be issued in the form filed as an exhibit to the registration statement of which this prospectus is a part and the following summary is not complete and is subject to and qualified in its entirety by those filed exhibits.

Prospective investors should carefully review the form of the Series B Warrant for a complete description of the terms and conditions applicable to the Series B Warrant.

Exercise Price

The exercise price per Class A Share purchasable upon exercise of the Series B Warrant is $[●] per share. The exercise price of the Series B Warrant was determined based on negotiations with the placement agent on behalf of the prospective investors in this Offering. The exercise price and number of Class A Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting our Class A Shares.

Warrant Exercise Price Reset Provision

The Series B Warrants contains a reset of the exercise price to a price equal to the lesser of (i) the then exercise price and [(ii) lowest volume weighted average price (“VWAP”) per Class A Share during the period commencing five trading days immediately preceding and the five trading days commencing on the date we effect a reverse stock split of our Class A Shares in the future with a proportionate adjustment to the number of shares underlying the Series A Warrants and Series B Warrants, among other adjustments.]

Exercisability

Each Series B Warrant is exercisable at the option of the holder at any time on or after the issuance date until the two and one-half year anniversary of the issuance date.

Each Series B Warrant will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full of the exercise price in immediately available funds for the number of shares of our Class A Shares purchased upon such exercise (except in the case of a cashless exercise or alternative cashless exercise as discussed below).

A holder may not exercise any portion of the Series B Warrant to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Class A Shares immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding Class A Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series B Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Cashless Exercise and Zero Exercise Price Option

If and only if at the time of any exercise of the Series B Warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Class A Shares underlying the Series B Warrants to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the number of shares of Class A Shares determined according to the formula set forth in the Series B Warrants. Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Class A Shares issuable upon cashless exercise of the Series B Warrants is [●].

A holder may also effect the “zero exercise price option” at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of the Warrants, has the right to receive the number of Class A Shares as set forth in the applicable Series B Warrant, which exceeds the number of Class A Shares issuable upon a cash or cashless exercise. We do not expect to receive any proceeds from exercises under the zero exercise price option, as it is highly unlikely that a holder would choose to exercise the Series B Warrants through cash payment or cashless exercise instead. The maximum number of Class A Shares issuable under all Series B Warrants (including alternative cashless exercise) shall not exceed 40,000,000. As such, holders of the Series B Warrants may elect to be issued up to 40,000,000 Class A Shares upon such exercise, allocated pro rata among the investors based on the number of Units purchased by each investor in this offering.

Company Redemption Option

The Series B Warrants are redeemable by the Company in certain circumstances. Subject to certain exceptions, if (i) the daily volume weighted average trading price of the Class A Shares of the Company exceeds 250% of the offering price for ten consecutive trading days and (ii) the average daily trading value of the Class A Shares of the Company for such ten-trading day period exceeds $150,000, then we may upon 30 days’ notice call for redemption of all or any portion of the Series B Warrants that have not been exercised for consideration equal to [$0.001] per Class A Share.

Fundamental Transactions

In the event of a Fundamental Transaction, then the holders of the Series B Warrants will be entitled to receive, upon exercise, the same kind and amount of securities, cash or property which shareholders would have received had they exercised immediately prior to such transaction. The exercise price will be appropriately adjusted to apply to such alternative consideration. If shareholders are given any choice as to the consideration to be received, holders of the Series B Warrant will be given the same choice. We will cause any successor entity in a fundamental transaction in which we are not the survivor to assume our obligations under the Series B Warrants and, at the holder’s option, deliver a security substantially similar to the Series B Warrants that preserves its economic value. Additionally, at the option of holders of the Series B, exercisable within 30 days after the fundamental transaction (or announcement date, if later), we or any successor entity shall purchase the unexercised portion of the Series B Warrants for cash equal to its Black Scholes value (as provided in the Series B Warrants). However, if such fundamental transaction is not within our control (including not approved by our Board), holders will only be entitled to receive the same type of consideration that is being offered to shareholders, at the Black Scholes value of the unexercised portion of the Series B Warrants.

Transferability

Subject to applicable laws, a Series B Warrant may be transferred at the option of the holder upon surrender of the Series B Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no established public trading market for the Series B Warrants, and we do not intend to list the Series B Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Series B Warrants will be limited. The Class A Shares issuable upon exercise of the Series B Warrants are currently traded on Nasdaq.

No Rights as a Shareholder

Except as otherwise provided in the Series B Warrants, the Series B Warrant does not entitle its holder to any voting rights, dividends or other rights as a shareholders of the Company prior to the exercise of the Series B Warrant.

Waivers and Adjustments

Subject to certain exceptions, any terms of the Series B Warrants may be amended or waived with our written consent and the written consent of the holder.

Warrant Certificate

The Series B Warrants will be issued in certificated form.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A Shares in the public market following this Offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our Class A Shares.

Upon completion of this Offering, we will have [●] issued and outstanding Class A Shares or, approximately [●]% of our total issued and outstanding share capital, assuming the sale of all 6,666,667 Units offered hereby, no sale of Pre-Funded Warrants, and no exercise of the accompanying Warrants, will be freely transferable without restriction or further registration under the Securities Act, except for any Class A Shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All issued and outstanding ordinary shares prior to this Offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the Nasdaq only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A Shares acquired in this Offering by our affiliates.

TAXATION

The summary of material Cayman Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in our Class A Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Shares, such as the tax consequences under state, local, and other tax laws.

 For a summary of relevant tax statutes, please refer to “Item 10. Additional Information—E. Taxation” in our 2024 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to tax discussions since the filing of our 2024 Annual Report, except as otherwise set forth in this prospectus.

PLAN OF DISTRIBUTION

We have engaged Univest Securities, LLC to act as our exclusive placement agent (the “placement agent”) to solicit offers to purchase the securities offered by this prospectus on a “best efforts” basis. The placement agent is not purchasing or selling any of our securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for the sale of such securities by us. The terms of this Offering are subject to market conditions and negotiations between us, the placement agent, and prospective investors. The placement agency agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the placement agency agreement. Further, the placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with this Offering.

We will deliver to the investors the Class A Shares (or the Pre-Funded Warrants in lieu thereof), the Series A Warrants and the Series B Warrants, upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We intend to complete one closing of this Offering, but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing. We expect to hold an initial closing on [●], 2025, but the Offering will be terminated by [●], 2025, provided that the closing(s) of the Offering for all of the securities have not occurred by such date, and may be extended by written agreement of the Company and the placement agent. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus. We expect initial delivery of up to [●] Class A Shares, up to [●] Pre-Funded Warrants, up to [●] Warrants being offered pursuant to this prospectus against payment in U.S. dollars will be made on or about [●], 2025.

Commissions and Expenses

	Per Unit	Total
Public offering price	$	$
Placement agent fees(1)	$	$
Proceeds, before expenses, to us(2)(3)	$	$

(1)	Represents the placement agent fee of 7%. Does not include reimbursement by us of the placement agent for (a) 1% non-accountable expenses of the Offering, and (b) any incurred out of pocket fees, costs and expenses, including costs and disbursements of its legal counsel, in an amount not to exceed $150,000.

(2)	We estimate that the total expenses of this Offering, excluding placement agent fees but including reimbursement by us of accountable fees, costs and expenses incurred by the placement agent in connection with this Offering, will be approximately $[ ].

(3)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Warrants

Lock-Up Agreements

Each of our directors, officers and certain holders of more than 5% of our voting stock have agreed with the placement agent to be subject to a lock up period of 90 days following the closing of this Offering. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell or sell any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, subject to certain customary exceptions. The placement agent may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

We have also agreed to pay the placement agent a tail fee equal to the compensation commensurate with the compensation paid or payable to the placement agent in connection this Offering in any subsequent offering of equity, debt and/or equity derivative instruments to any investor actually introduced by the placement agent to the Company, but unknown to the Company prior to such introduction during the period between the date of the Placement Agency Agreement and the closing of this Offering or termination of the Placement Agency Agreement other than for cause (defined as a material breach by the placement agent of the Placement Agency Agreement or a material failure to perform the services contemplated thereby), as applicable, to the extent such subsequent offering is consummated at any time within the 18 month period from the closing date of this Offering or termination of the Placement Agency Agreement.

The tail fee will not apply if the Placement Agency Agreement is terminated for cause.

Other Relationships

The placement agent and its respective affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The placement agent may in the future receive customary fees and commissions for these transactions.

In the ordinary course of its various business activities, the placement agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The placement agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the placement agent may be required to make for these liabilities.

Electronic Offer, Sale and Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the placement agent, or by its affiliates. Other than this prospectus in electronic format, the information on the placement agent’s website and any information contained in any other website maintained by the placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent in its capacity as a placement agent, and should not be relied upon by investors.

Listing

Our Class A Shares is currently traded on the Nasdaq Capital Market under the ticker symbol “CHR”. There is no established public trading market for the Pre-Funded Warrant, the Series A Warrants or the Series B Warrants, and we do not intend to list the Pre-Funded Warrant, the Series A Warrants or the Series B Warrants on any national securities exchange or trading system. We do not plan to list the Pre-Funded Warrants, the Series A Warrants or the Series B Warrants on the Nasdaq Capital Market or any other securities exchange or trading market.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Other Relationships

From time to time, the placement agent may provide, various advisory, investment, and commercial banking and other services to us in the ordinary course of business, for which it may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any services.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the placement agent may be required to make for these liabilities.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Securities or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules, and regulations of any such country or jurisdiction.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of our securities, whether by way of sale or subscription, in the Cayman Islands. Class A ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Class A ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering. Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published, or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA (where applicable) and Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), unless otherwise specified before an offer of the shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA) (where applicable), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), none of our securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of our securities shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any of our securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any of our securities being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that our securities acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our securities to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our securities to be offered so as to enable an investor to decide to purchase or subscribe for any of our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

EXPENSES OF THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discount and the non-accountable expense allowance that we expect to incur in connection with the offer and sale of the Class A Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority, Inc. filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous expenses	US$
Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions and the non-accountable expense allowance, which will be borne by us in proportion to the numbers of Class A Shares sold in the Offering by us, respectively.

LEGAL MATTERS

Certain legal matters related to the securities offered by this prospectus will be passed upon on the Company’s behalf by Maples and Calder (Cayman) LLP, with respect to matters of Cayman Islands law, and Lewis Brisbois Bisgaard & Smith LLP, San Francisco, CA, with respect to matters of United States law. Legal matters as to PRC law will be passed upon for us by the Jingtian & Gongcheng Law Firm. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, such counsel will be named in the applicable prospectus supplement relating to any such offering. The placement agent is being represented by [●] with respect to certain legal matters as to United States federal securities and [●] with respect to certain legal matters of PRC laws.

EXPERTS

Assentsure PAC, an independent registered public accounting firm, has audited our financial statements for the years ended December 31, 2024 and 2023 included in our Annual Report on Form 20-F for the year ended December 31, 2024 and 2023, which are incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements are incorporated by reference in reliance on Assentsure PAC’s report given on its authority as expert in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

●	Our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025, referred herein as the 2024 Annual Report;

●	The description of the securities contained in exhibit 2.2 to 2024 Annual Report, together with all amendments and reports filed for the purpose of updating that description, as applicable;

●	Our reports on Form 6-K furnished to the SEC on April 29, 2025, May 12, 2025, May 15, 2025; and

●	With respect to each offering of securities under this prospectus, all of our subsequent annual reports on Form 20-F and any report on Form 6-K that indicates that it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of the offering under this prospectus.

Our 2024 Annual Report contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with U.S. GAAP.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. We will provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we refer to above which we have incorporated in this prospectus by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in the documents. You should direct your requests to Zhang Bing, our interim chief financial officer, 19F, Block B, Xinhua Technology Building No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China. Our telephone number at this address is + 86-01-87700500.

WHERE YOU CAN FIND MORE INFORMATION

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with or furnish to the SEC reports, including annual reports on Form 20-F and other information. All information filed with or furnished to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a coping fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

We also maintain a website at www.gsmg.co, but information contained on our website is not incorporated by reference in this prospectus or any prospectus supplement. You should not regard any information on our website as a part of this prospectus or any prospectus supplement.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

This prospectus and any accompanying prospectus supplement are part of the registration statement and do not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

MATERIAL CHANGES

Except as otherwise described in our 2024 Annual Report, in our reports of foreign private issuer on Form 6-K filed or submitted under the SEC and incorporated by reference herein, and as disclosed in this prospectus or the applicable prospectus amendment or supplement, no reportable material changes have occurred since December 31, 2024.

CHEER HOLDING INC.

Up to 6,666,667 Units, with Each Unit Consisting of:

One Class A Ordinary Share (or One Pre-Funded Warrant to Purchase One Class A Ordinary Share in Lieu Thereof)

One Series A Warrant to Purchase One Class A Ordinary Share

One Series B Warrant to Purchase one Class A Ordinary Share (which contains a zero exercise price option)

Up to 53,333,334 Class A Ordinary Shares Underlying the Pre-Funded Warrants, Series A Warrants and the Series B Warrants

UNIVEST SECURITIES LLC

PROSPECTUS

[●], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our Memorandum and Articles of Association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we issued the securities described below without registration under the Securities Act. Unless otherwise indicated below, the securities were issued pursuant to the private placement exemption provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

On April 18, 2023, the Company entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors and the Investors agreed to purchase from the Company, an aggregate of 2,419,355 ordinary shares of the Company, par value $0.001 (the “Shares”), at a price per share of $24.80 (the “Purchase Price”) for an aggregate gross proceeds of $60,000,000 (the “Private Placement”). The Purchase Price was determined based off of the privatization price of US $15.50 per share approved by the Company’s shareholders on November 11, 2022, with a 60% premium as agreed to by the Company and the Investors. The Private Placement was made in reliance on an exemption for private offerings pursuant to Regulation S under the Securities Act of 1933, as amended. The Private Placement closed on May 9, 2023.

On August 16, 2023, the Company entered into a Share Subscription Agreement (the “Subscription Agreement”) with two (2) accredited investors (the “Investors”), each of whom represented that it was a “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Subscription Agreement, the Company agreed to issue and sell to the Investors an aggregate of 806,452 ordinary shares of the Company, par value $0.001 (the “Shares”), at a price per share of $24.80 (the “Private Placement”). The gross proceeds from the Private Placement are $20,000,000. The Private Placement closed on September 5, 2023.

On September 9, 2024, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The closing of the Share Purchase occurred on September 9, 2024. The Share Purchase was approved by the Company’s shareholders on August 28, 2024, and authorized and approved by the Board on September 4, 2024. The Share Purchase is intended to support the Company’s management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control. The Class B Shares have not been registered under the Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Class B Shares issued in connection with the Subscription Agreement are exempt from the registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined and consolidated financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

(a) Exhibits

Exhibit No.	Description
1.1**	Form of Placement Agent Agreement
3.1	Notice and Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on September 10, 2024).
3.2	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the Commission on February 21, 2020).
3.3	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on November 8, 2023).
3.4	Amendment Resolution to the Third Amended and Restated Memorandum and Articles of Association(incorporated by reference to Exhibit 3.1 to the Company’s Form 6-K filed with the Commission on May 15, 2025)
4.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K filed with the Commission on March 31, 2020)
4.2**	Form of Pre-Funded Warrant
4.3**	Form of Series A Warrant
4.4**	Form of Series B Warrant
5.1**	Opinion of Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company
10.1	Share Exchange Agreement, dated as of September 6, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with Commission on September 12, 2019)
10.2	Offer To Purchase for Cash by TKK Symphony Acquisition Corporation (incorporation by reference to Exhibit 99.1.(a)(1)(D) to Schedule TO, as amended, filed with the Commission on February 19, 2020)
10.3	Amendment to the Share Exchange Agreement, dated December 29, 2020 (incorporated by reference to Exhibit 99.1 to Form 6-K, filed with the Commission on December 30, 2020)
10.4	Technical Service Contract, dated January 2019, by and between Leshare Star (Beijing) Technology Co., Ltd. and Beijing Xiaomi [Little Bee] Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to Form 8-K, filed with the Commission on February 21, 2020)
10.5	Annual Framework Contract for Video Production, dated October 31, 2019, by and between Guangxi JD Xinjie E-commerce Co., Ltd. and Leshare Star (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to Form 8-K, filed with the Commission on February 21, 2020)
10.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Form S-1/A, filed with the Commission on August 6, 2018)
10.7+	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on March 31, 2020)
10.8+	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on March 17, 2020)
10.9+	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on March 17, 2020)
10.10+	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to Form 10-K, filed with the Commission on March 31, 2020)
10.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on April 23, 2020)
10.12+	Form of Restricted Stock Bonus Grant Notice and Agreement under the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on June 1, 2020)
10.13	Amendment No. 1 to the Cheer Holding, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, filed with the Commission on June 1, 2020)
10.14	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on February 23, 2021)
10.15	Form of Underwriter Warrant (incorporated by reference to Exhibit 4.2 to Form 6-K filed with the Commission on February 23, 2021)

10.16	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 26, 2021)
10.17	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 26, 2021)
10.18	Form of Share Subscription Agreement dated April 18, 2023 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on April 18, 2023)
10.19	Form of Share Subscription Agreement dated August 16, 2023 (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on August 16, 2023)
10.20+	2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.20 to Form 20-F filed with the Commission on March 10, 2025)
10.21	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 6-K filed with the Commission on September 10, 2024)
10.22**	Form of Securities Purchase Agreement
21.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to Form 20-F filed with the Commission on March 10, 2025)
23.1**	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
23.2**	Consent of Jingtian & Gongcheng, People’s Republic of China counsel to the Registrant
23.3**	Consent of Assentsure PAC, Independent Registered Public Accounting Firm
23.4**	Consent of Enrome LLP, Independent Registered Public Accounting Firm
24.1**	Power of Attorney (included in the signature page)
107**	Filing Fee Table

**	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in China, on  [DATE].

Cheer Holding, Inc.

By:
Name:	Bing Zhang
Title:	Chairman, Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Mr. Bing Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

	Chairman, Chief Executive Officer and Chief Financial Officer	[DATE]
Bing Zhang	(Principle Executive Officer, Principle Financial Officer and Principal Accounting Officer)

	Director	[DATE]
Jia Lu

	Director	[DATE]
Ke Chen

	Director	[DATE]
Zhihong Tan

	Director	[DATE]
Yong Li

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement on Form F-1 solely in the capacity of the duly authorized representative of Cheer Holing, Inc. in the United States, on [DATE].

By:
Name:	Colleen A. De Vries,
Title:	Senior Vice-President on behalf of Cogency Global Inc.